Exhibit 99.1

SciSparc Achieves Major Milestone with First Patient Dosed in Autism Spectrum Disorder Clinical Trial

First patient has been dosed in the randomized, controlled, double blind clinical trial for Autism Spectrum Disorder in pediatric patients

TEL AVIV, Israel, March 14, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, today announced that it has successfully dosed the first patient in its SCI-210 clinical trial at the Soroka Medical Center for pediatric patients who have Autism Spectrum Disorder (“ASD”). This significant milestone follows the Company’s recent announcement about the successful delivery of its innovative SCI-210 treatment to the clinical trial site, enabling the commencement of dosing.

SciSparc’s proprietary SCI-210 treatment combines cannabidiol-rich oil (“CBD”) and CannAmide™, SciSparc’s proprietary palmitoylethanolamide-based tablets. The dosing of the first patient signifies the transition from preparatory phases to active treatment evaluation in the quest to offer a more effective and safe treatment option for ASD.

“Dosing the first patient is always an exciting moment in any clinical trial. As we work to offer new hope to the patients, family members, and caretakers who are battling this disorder, we are excited to kick-off this next phase of development for SCI-210,” said Oz Adler, SciSparc’s Chief Executive Officer. “We are thrilled to reach this milestone, which brings us one step closer to potentially offering a new beacon of hope for patients and families affected by ASD. We are grateful to the patients, Professor Meiri and his team involved in the clinical trial. This achievement represents a pivotal moment for SciSparc as we introduce SCI-210, an innovative cannabinoid-based treatment.”

The clinical trial aims to rigorously evaluate the safety, tolerability, and efficacy of SCI-210 in comparison to CBD monotherapy for the treatment of ASD. Designed as a randomized, double-blind, placebo-controlled clinical trial with cross-over, the study will span 20 weeks and enroll 60 children. The trial’s primary efficacy endpoints include three rigorous assessments: the Aberrant Behavior Checklist-Community (ABC-C) parent questionnaire; the Clinical Global Impressions-Improvement (CGI-I) scale administered by healthcare professionals; and the determination of the effective therapeutic dosage.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI- 210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the aims of the SCI-210 clinical trial. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055